UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Impac Mortgage Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45254P508

(CUSIP Number)

Richard H. Pickup

2532 Dupont Drive

Irvine, California 92612

(949) 250-1020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45254P508	Page of Pages

1.	Names of Reporting Persons. Richard H. Pickup, an individual
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,600,000 (1)
	8.	Shared Voting Power 1,000,000 (2)
	9.	Sole Dispositive Power 2,600,000 (1)
	10.	Shared Dispositive Power 1,000,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000 (3)
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.6% (4)
14.	Type of Reporting Person IN

(1)	Consists of: (i) 100,000 shares of the Common Stock (as defined in Item 1 of this Amendment No. 2 to Schedule 13D) owned by Mr. Pickup and held in an individual retirement account; (ii) 1,860,465 shares of the Common Stock owned directly by the RHP Trust, dated May 31, 2011 (the “Trust”), over all of which shares Mr. Pickup exercises sole investment and voting power; and (iii) 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share, over all of which shares Mr. Pickup exercises sole investment and voting power.
(2)	Consists of: (i) 500,000 shares owned directly by Dito Caree LP; and (ii) 500,000 shares owned directly by Dito Devcar LP, over all of which shares Mr. Pickup shares investment and voting power.
(3)	Consists of the sum of all shares referenced in footnotes (1) and (2) above.
(4)	The percentages used herein and in the rest of this Amendment No. 2 to Schedule 13D are calculated based upon the sum of (i) 16,015,983 shares of the Common Stock outstanding as of November 4, 2016, as reported in the Company’s quarterly report on Form 10-Q filed on November 8, 2016; and (ii) the 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share.

CUSIP No. 45254P508	Page of Pages

1.	Names of Reporting Persons. RHP Trust, dated May 31, 2011
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,500,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,500,000 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.0% (2)
14.	Type of Reporting Person OO

(1)	Consists of: (i) 1,860,465 shares of the Common Stock owned directly by the Trust; and (ii) 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share.
(2)	The percentages used herein and in the rest of this Amendment No. 2 to Schedule 13D are calculated based upon the sum of (i) 16,015,983 shares of the Common Stock outstanding as of November 4, 2016, as reported in the Company’s quarterly report on Form 10-Q filed on November 8, 2016; and (ii) the 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share.

CUSIP No. 45254P508	Page of Pages

This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed by Richard H. Pickup and the RHP Trust, dated May 31, 2011, with the Securities and Exchange Commission on August 26, 2014, as amended by Amendment No. 1 thereto filed on November 2, 2015.

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Impac Mortgage Holdings, Inc., a Maryland corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 19500 Jamboree Road, Irvine, California 92612.

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Richard H. Pickup, an individual, and the RHP Trust, dated May 31, 2011 (collectively referred to herein as the “Reporting Persons”).

The principal business address of each of the Reporting Persons is 2532 Dupont Drive, Irvine, California 92612.

The principal occupation of Mr. Pickup is engaging in investment activities on behalf of himself and a number of family concerns; the principal business of the Trust is managing the assets of the Trust on behalf of the beneficiary of the Trust pursuant to the terms of the Trust instrument.

During the past five years, neither of the Reporting Persons, nor either of the Other Pickup Entities (as defined in Item 3 of this Amendment No. 2 to Schedule 13D), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Pickup is a citizen of the United States of America. The Trust is a trust organized under the laws of the State of California.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of the Common Stock that are the subject of this Amendment No. 2 to Schedule 13D were acquired by the Reporting Persons using personal funds of the Reporting Persons, Dito Devcar LP and Dito Caree LP, as applicable (such persons other than the Reporting Persons, collectively, the “Other Pickup Entities”). Certain of these purchases were previously reported on a Schedule 13G filed by the Reporting Persons with the Commission on February 16, 2011, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 thereto, filed with the Commission on, respectively, February 16, 2012, April 19, 2013, April 30, 2013 and February 14, 2014, and on a Schedule 13D filed by the Reporting Persons with the Commission on August 26, 2014, as amended by Amendment No. 1 thereto filed with the Commission on November 2, 2015.

The information set forth in Item 4 of this Amendment No. 2 to Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

The shares of the Common Stock that are the subject of this Amendment No. 2 to Schedule 13D were acquired by the Reporting Persons for investment purposes, based on their respective beliefs that the Common Stock represents an attractive investment. The Reporting Persons intend to optimize the value of their investments and, therefore, intend to review and evaluate from time to time the Issuer’s business affairs, financial position, and contractual rights and obligations. Based on such evaluation and review, as well as general economic, industry, and market conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition or disposition of the Common Stock or other securities issued by the Issuer through open market transactions, privately negotiated transactions, a tender offer, a merger, an exchange offer, or otherwise. As part of monitoring their investments, the Reporting Persons may also, in their discretion, from time to time, seek to meet with and have discussions with the Issuer’s management and directors and, further, may communicate with other holders of the Common Stock to understand their views of the Issuer’s operating strategy and financial performance.

CUSIP No. 45254P508	Page of Pages

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 3 of this Amendment No. 2 to Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) The percentages used herein and in the rest of this Amendment No. 2 to Schedule 13D are calculated based upon the sum of (i) 16,015,983 shares of the Common Stock outstanding as of November 4, 2016, as reported in the Company’s quarterly report on Form 10-Q filed on November 18, 2016; and (ii) the 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share

Mr. Pickup may be deemed to beneficially own 3,600,000 shares of the Common Stock, constituting 21.6% of the shares of the Common Stock outstanding, 2,500,000 of which, or 15.0% of such shares outstanding, are directly owned by the Trust, and 1,000,000 of which, or 6.0% of such shares outstanding, are directly owned, collectively, by the Other Pickup Entities.

(b) Mr. Pickup (i) has the sole power to vote and dispose of, or to direct the vote and disposition of, 2,600,000 shares of the Common Stock, constituting 15.6% of the shares of the Common Stock outstanding, 2,500,000 of which, or 15.0% of such shares outstanding, are directly owned by the Trust, and (ii) has shared power to vote and dispose of, or to direct the vote and disposition of, 1,000,000 shares of the Common Stock, or 6.0% of such shares outstanding.

Joseph W. Moody shares with Mr. Pickup the power to vote or direct the vote of, and to dispose or direct the disposition of, all 1,000,000 shares of the Common Stock collectively owned directly by Dito Caree LP and Dito Devcar LP. Mr. Moody’s principal occupation is serving as the manager and Chief Financial Officer of Plus Four Management, LLC, a Nevada limited liability company. The business address for Mr. Moody is 2532 Dupont Drive, Irvine, California 92612. During the last five years, Mr. Moody has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Moody is a citizen of the United States.

(c) Except for the following transactions, no other transactions in the Common Stock were effected by the Reporting Persons or the Other Pickup Entities during the sixty days before the date that this Amendment No. 2 to Schedule 13D is filed with the Commission (i.e., from and after September 19, 2016): (i) Dito Caree LP purchased 14,714 shares of the Common Stock at a weighted average price of $13.1776 per share in open market transactions on September 20, 2016; (ii) Dito Caree LP purchased 22,500 shares of the Common Stock at a weighted average price of $13.2699 per share in open market transactions on September 20, 2016; (iii) Dito Devcar LP purchased 35,000 shares of the Common Stock at a weighted average price of $14.126 per share in open market transactions on November 10, 2016; (iv) Dito Caree LP purchased 17,500 shares of the Common Stock at a weighted average price of $14.1387 per share in open market transactions on November 10, 2016; (v) Dito Caree LP purchased 32,500 shares of the Common Stock at a weighted average price of $14.0034 per share in open market transactions on November 11, 2016; (vi) Dito Devcar LP purchased 25,000 shares of the Common Stock at a weighted average price of $13.83 per share in open market transactions on November 14, 2016; (vii) Dito Devcar LP purchased 92,752 shares of the Common Stock at a weighted average price of $13.7648 per share in open market transactions on November 15, 2016; and (viii) Dito Devcar LP purchased 32,248 shares of the Common Stock at a weighted average price of $13.7509 per share in open market transactions on November 16, 2016.

CUSIP No. 45254P508	Page of Pages

(d) Inapplicable.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit A, with respect to the joint filing of this Amendment No. 2 to Schedule 13D and any amendment or amendments hereto.

Except with respect to the Joint Filing Agreement, neither of the Reporting Persons, and neither of the Other Pickup Entities, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including, but not limited to, transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated November 18, 2016, by and between each of the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2016

/s/ Richard H. Pickup
RICHARD H. PICKUP

RHP TRUST, DATED MAY 31, 2011

By:	/s/ Richard H. Pickup
Name:	Richard H. Pickup
Its:	Trustee